UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

RAIT Financial Trust

(Name of Issuer)

Common shares of beneficial interest, par value $0.03 per share

(Title of Class of Securities)

749227609

(CUSIP Number)

Jennifer M. Cattier

Almanac Realty Investors, LLC

1140 Avenue of the Americas, 17th Floor

New York, NY 10036

(212) 403-3522

with a copy to:

Arnold S. Jacobs, Esq.

Proskauer Rose LLP

Eleven Time Square

New York, NY 10036

(212) 969-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749227609

(1)	Name of reporting persons ARS VI Investor I, LP
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person* PN

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons Almanac Realty Securities VI, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person* PN

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons ARS VI Investor I GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person* OO

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons Almanac Realty Partners VI, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person* OO

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

(1)	Name of reporting persons Matthew W. Kaplan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person* IN, HC

*	(SEE INSTRUCTIONS)

CUSIP No. 749227609

Item 4 – Purpose of Transaction.

The following shall be added to Item 4:

On October 11, 2017, the Investor delivered to the Issuer a Put Right Notice (the “Put Right Notice”) pursuant to Section 9 of the Warrant Agreements and Section 9 of the agreements evidencing the Common Share Appreciation Rights (the “Common Share Appreciation Rights Agreements”). As contemplated by the Warrant Agreements and the Common Share Appreciation Rights Agreements, upon the Investor’s delivery of the Put Right Notice, the Issuer must purchase from the Investor all Warrants and SARs held by the Investor and subject to the Put Right Notice, at the Put Redemption Price (as defined in the Warrant Agreements and the Common Share Appreciation Rights Agreements). The Investor expects to receive, no later than ten (10) days following delivery of the Put Right Notice pursuant to the Warrant Agreements and the Common Share Appreciation Rights Agreements, $12,215,130 as consideration for its put of the Warrants to the Issuer and $8,284,870 as consideration for its put of the SARs to the Issuer. As a result of the Investor’s exercise of its put rights pursuant to the Put Right Notice with respect to the Warrants, the Reporting Persons no longer beneficially own any Common Shares.

Item 5 – Interest in Securities of the Issuer.

Item 5 shall be deleted in its entirety and replaced with the following:

(a)-(b) The information required by this item with respect to each Reporting Person is set forth in Rows 7 through 11 and 13 of each cover page to this Schedule 13D. The ownership percentages reported are based on 93,105,742 outstanding Common Shares as of August 4, 2017, as reported in the Issuer’s Form 10-Q filed on August 9, 2017.

(c) None

(d) Not applicable

(e) Upon delivery of the Put Right Notice on October 11, 2017, each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 13th day of October, 2017.

ARS VI INVESTOR I, LP		ALMANAC REALTY PARTNERS VI, LLC

By:	ARS VI Investor I GP, LLC	By:	/s/ Matthew W. Kaplan
	its General Partner	Name:	Matthew W. Kaplan
By:	Almanac Realty Securities VI, L.P.	Title:	President
its Member

By:	Almanac Realty Partners VI, LLC	/s/ Matthew W. Kaplan
	its General Partner	MATTHEW W. KAPLAN

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	President

ARS VI INVESTOR I GP LLC

By:	Almanac Realty Securities VI, L.P.
its Member

By:	Almanac Realty Partners VI, LLC
its General Partner

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	President

ALMANAC REALTY SECURITIES VI, L.P.

By:	Almanac Realty Partners VI, LLC
its General Partner

By:	/s/ Matthew W. Kaplan
Name:	Matthew W. Kaplan
Title:	President